Entegra Financial Corp

Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,
(dollars in thousands)	2017		2016		2015		2014		2013		2012
Including Interest on Deposits:
Earnings:
Income before income taxes	$10,107		$9,871		$7,086		$8,151		$60		$(78)
Fixed charges	7,684		6,032		5,723		6,573		6,988		9,635
Total earnings	$17,791		$15,903		$12,809		$14,724		$7,048		$9,557

Fixed charges:
Interest on deposits	$4,474		$3,964		$4,334		$5,361		$5,826		$7,883
Interest on borrowings	3,210		2,068		1,389		1,212		1,162		1,752
Total fixed charges	7,684		6,032		5,723		6,573		6,988		9,635
Preferred dividend requirements	—		—		—		—		—		—
Total fixed charges and preferred dividends	$7,684		$6,032		$5,723		$6,573		$6,988		$9,635

Ratio of earnings to fixed charges, including interest on deposits	2.32	x	2.64	x	2.24	x	2.24	x	1.01	x	0.99	x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	2.32	x	2.64	x	2.24	x	2.24	x	1.01	x	0.99	x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$10,107		$9,871		$7,086		$8,151		$60		$(78)
Fixed charges	3,210		2,068		1,389		1,212		1,162		1,752
Total earnings	$13,317		$11,939		$8,475		$9,363		$1,222		$1,674

Fixed charges:
Interest on borrowings	$3,210		$2,068		$1,389		$1,212		$1,162		$1,752
Total fixed charges	3,210		2,068		1,389		1,212		1,162		1,752
Preferred dividend requirements	—		—		—		—		—		—
Total fixed charges and preferred dividends	$3,210		$2,068		$1,389		$1,212		$1,162		$1,752

Ratio of earnings to fixed charges, excluding interest on deposits	4.15	x	5.77	x	6.10	x	7.73	x	1.05	x	0.96	x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	4.15	x	5.77	x	6.10	x	7.73	x	1.05	x	0.96	x